FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 25, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

MOBILE TELESYSTEMS’ ANNUAL GENERAL MEETING DECISIONS

Moscow, Russian Federation, 25 June 2004 – Mobile TeleSystems (“MTS” – NYSE: MBT) yesterday held an Annual General Meeting of the Company’s shareholders.

The Meeting adopted the following resolutions:

•      To pay an annual dividend for 2003 of 3.2 Roubles(1) per ordinary share of MTS (approximately $2.2 per ADR(2)). This equates to a total dividend payout of 6.38 billion Roubles (approximately $219.95 million(3)). Dividends should be paid out before the end of 2004.

•      To elect the following persons to the MTS Board of Directors:

•  Vladimir Lagutin, General Director, JSC Sistema Telecom;

•  Michael Guenther, General Manager, T-Mobile Worldwide Holding GmbH;

•  Alexey Buyanov, First Vice President, AFK Sistema;

•  Fridbert Gerlach, Executive Vice President, T-Mobile International AG & Co. KG;

•  Alexander Goncharuk, General Director, Joint-Stock Company KNC(4);

•  Paul Kusubov, Head of T-Mobile Worldwide Holding GmbH Representative Office, Russia;

•  Vassily Sidorov, President and CEO of MTS.

The number of Board of Directors remains unchanged from last year.

•      To approve CJSC Deloitte and Touche CIS as MTS’ auditor (Deloitte and Touche CIS has been appointed MTS’ auditor for the third year in a row).

•      To approve amendments to MTS’ Charter as introduced in line with the changes in Russian legislation.

The Board of Directors’ first meeting took place on the same day and re-appointed Vladimir Lagutin as Chairman and Michael Guenther as Deputy Chairman of the Board of Directors.

***

For further information contact:

Mobile TeleSystems, Moscow	tel: +7 095 911 6553
Andrey Braginski, Investor and Public Relations	e-mail: ir@mts.ru

(1) Payment is 3.20217480 Roubles per ordinary share.

(2) At the rate of the Central Bank of the RF on June 24, 2004 of 29.02 Roubles/$.

(3) The amount is 48.0% of the Company’s net income in 2003 in accordance with the RAS and 42.5% of net income under US GAAP.

(4) Joint-Stock Company KNC is a subsidiary of AFK Sistema.

***

Mobile TeleSystems (“MTS”) is the largest mobile phone operator in Russia and Ukraine. Together with its subsidiaries, the company services over 21.9 million subscribers. The regions of Russia, as well as Belarus and Ukraine, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 200.6 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	Vassily Sidorov
Name: Vassily Sidorov
Title: President/CEO

Date: June 25, 2004